Exhibit 99.1

Crescent Point Announces Accretive Acquisition of Kaybob Duvernay Assets for $900 Million and Enhanced Free Cash Flow

CALGARY, AB, Feb. 17, 2021 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) is pleased to announce that it has entered into an agreement (the "Agreement") with Shell Canada Energy ("Shell"), an affiliate of Royal Dutch Shell plc, to acquire Shell's Kaybob Duvernay assets in Alberta (the "Assets") for $900 million (the "Acquisition"). The total consideration consists of $700 million in cash and 50 million common shares of Crescent Point.

KEY HIGHLIGHTS

  Strategic entry into a premier and established liquids rich play with greater than 10 years of high-return, low risk drilling inventory.
  Strengthens expected 2021 excess cash flow generation to approximately $375 to $600 million, at US$50/bbl to US$60/bbl WTI.
  Pro-forma 2021 guidance production of approximately 134,000 boe/d, primarily comprised of high-margin oil and liquids.
  Improves netback by over seven percent by lowering royalty rates and reducing per boe operating and G&A expenses.
  Lowers expected year-end 2021 leverage to approximately 2.3 to 1.6 times adjusted funds flow, at US$50/bbl to US$60/bbl WTI.
  Enhances ESG profile through Assets with a low standing well count with minimal reclamation and a low emissions intensity.

STRATEGIC RATIONALE AND ASSET OVERVIEW

"We are excited to add the Kaybob Duvernay asset as a strategic core area to our portfolio, as its significant inventory of high-return locations and free cash flow profile provide an attractive and return enhancing opportunity for our shareholders," said Craig Bryksa, President and CEO of Crescent Point. "The Acquisition is aligned with our core principles to focus on strategic initiatives that enhance our balance sheet strength and sustainability. It is expected to enhance our free cash flow generation, leverage ratios and ESG profile. The depth of high-return drilling inventory also provides optionality within our capital allocation framework. We view the Kaybob assets as low-risk given that they have been delineated over the past decade and key infrastructure and market access are already in place."

Key attributes of the acquired Assets include the following:

  Production of approximately 30,000 boe/d (57% condensate, 8% NGL and 35% shale gas);
  Core of the condensate rich fairway with attractive reservoir characteristics, including higher pressure and pay thickness;
  Approximately 500 net sections of contiguous land in the Kaybob area (approximately 325 net sections undeveloped);
  98 percent Crown land with limited expiry concerns and a high working interest of approximately 100 percent;
  Approximately 200 net internally identified drilling locations, based on conservative well spacing of 600 meters, of which only 36 are booked as Proved plus Probable ("2P") in the independent evaluators report prepared by McDaniel & Associates Consultants Ltd. (the "McDaniel Report"). These locations are primarily comprised of two-mile horizontal wells;
  High quality type wells with strong liquids rates and competitive full-cycle economics;
  Significant owned and third party infrastructure currently in place, leading to lower expected future capital requirements; and
  A royalty rate of approximately five percent and expected operating expenses of approximately $7.25 per boe.

Prior to the expected closing of the Acquisition in April 2021, Shell plans to bring a number of drilled and uncompleted wells on stream. As a result, production from the acquired Assets is expected to increase to approximately 35,000 boe/d during second quarter 2021. Crescent Point plans to manage these Assets to target a lower decline rate and longer-term production of approximately 30,000 boe/d. Following the initial period of flush production, the Company's pro-forma decline rate is expected to remain unchanged at approximately 25 percent.

Crescent Point will also seek opportunities to enhance returns over time through potential operational efficiencies and effective knowledge transfer. Crescent Point will combine its significant expertise in multi-well pad development and field technology, including experience gained from other North American resource plays with similar geology, along with the technical expertise provided by the Shell staff that will be joining the Company.

TRANSACTION DETAILS, METRICS AND FINANCIAL ACCRETION

As part of this Agreement, Crescent Point has agreed to acquire the Assets for $900 million. The Acquisition will be funded through a combination of $700 million in cash, accessed through the Company's credit facility, and 50 million Crescent Point common shares. Upon closing, Shell will own approximately 8.6 percent of the outstanding Crescent Point common shares.

With approximately 30,000 boe/d of production and assuming US$50/bbl WTI, the estimated acquisition metrics are as follows:

  Less than 3.0 times net operating income based on an operating netback of approximately $30 per boe;
  $30,000 per flowing boe; and
  $12.87 per boe of 2P reserves of 107.4 MMboe as assigned by the independent evaluator, equating to a recycle ratio of over 2.0 times, including $483 million of undiscounted future development capital.

The acquired Assets are estimated to require approximately $180 million of annual capital to sustain approximately 30,000 boe/d of production, further enhancing the Company's free cash flow generation.

This Acquisition is expected to be accretive on all per share metrics. In particular, in the 12 month period following the closing of the Acquisition, excess cash flow per share is expected to double with adjusted funds flow per share increasing by greater than 25 percent, compared to Crescent Point's pre-acquisition expectations. These accretion metrics improve further on a debt-adjusted basis. In addition, the Company's adjusted funds flow netback is also expected to increase by over seven percent, driven by a lower royalty rate and anticipated per boe operating and general and administrative expense reductions.

The above mentioned transaction metrics and financial accretion are based on a price forecast of US$50/bbl WTI, CDN$2.50/mcf AECO and a US$/CDN $0.78 exchange rate. The effective date of the Acquisition is January 1, 2021.

Scotiabank and BMO Capital Markets acted as financial advisors to Crescent Point on this transaction. The Acquisition is subject to the satisfaction of customary closing conditions, consents and regulatory approvals.

BALANCE SHEET AND FINANCIAL FLEXIBILITY

Crescent Point's pro-forma leverage ratio is expected to improve to approximately 2.3 to 1.6 times net debt to adjusted funds flow at the end of 2021, based on US$50/bbl to US$60/bbl WTI.

Upon closing of the Acquisition, Crescent Point's unutilized credit capacity on its current facilities is expected to total approximately $2.0 billion. The Company will continue to prioritize its balance sheet with the allocation of its excess cash flow and will remain active on potential acquisitions and dispositions as part of its focused asset strategy.

COMMITMENT TO ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG")

Crescent Point's purpose for 'Bringing energy to our world – the right way' highlights the Company's role to produce responsibly developed energy with ESG standards being top of mind.

This Acquisition further bolsters Crescent Point's ESG profile due to the low standing well count and minimal undiscounted uninflated asset retirement obligations of approximately $50 million associated with the Assets. The Liability Management Rating ("LMR") associated with these Assets is 7.9, well above the peer average in Alberta. The Company's corporate emissions intensity is also expected to improve with the addition of the Assets.

UPDATED 2021 GUIDANCE AND EXCESS CASH FLOW GENERATION

Crescent Point's revised annual guidance for 2021, which incorporates the impact of the announced Acquisition for the remainder of the year, assuming the anticipated closing in April 2021, includes annual average production of 132,000 to 136,000 boe/d and development capital expenditures of $575 million to $625 million. The Company's revised budget includes approximately $100 million of development capital expenditures expected to be directed to the newly acquired Kaybob Duvernay assets, with the balance of its program remaining unchanged from prior guidance.

On an annual pro-forma basis, Crescent Point's sustaining development capital expenditures are now expected to be approximately $800 to $850 million to generate annual production that is in-line with, or exceeds, the current 2021 annual guidance range.

The Company's revised 2021 guidance is now expected to generate excess cash flow of approximately $375 million to $600 million, at US$50/bbl to US$60/bbl WTI, providing an increased opportunity to further enhance shareholder value. The Company will have approximately 30 percent of its pro-forma oil and liquids production, net of royalty interest, hedged through the remainder of 2021 upon closing of the Acquisition.

CONFERENCE CALL DETAILS

Crescent Point management will host a conference call on Wednesday, February 17, 2021 at 4:00 p.m. MT (6:00 p.m. ET) to discuss the announced Acquisition. A slide deck will accompany the conference call and can be found on Crescent Point's home page.

Participants can listen to this event online via webcast. Alternatively, the conference call can be accessed by dialing 1–888–390–0605.

The webcast will be archived for replay and can be accessed on Crescent Point's conference calls and webcasts webpage under the invest tab. The replay will be available approximately one hour following completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on Crescent Point's website.

2021 GUIDANCE

The Company's revised guidance for 2021 is as follows:

	Prior	Revised
Total Annual Average Production (boe/d) (1)	108,000 – 112,000	132,000 – 136,000

Capital Expenditures
Development capital expenditures ($ million)	$475 - $525	$575 - $625
Capitalized G&A ($ million)	$33	$35
Total ($ million) (2)	$508 - $558	$610 - $660

Other Information for 2021 Guidance
Reclamation activities ($ million) (3)	$15	$15
Capital lease payments ($ million)	$20	$20
Annual operating expenses	$560 - $580 million ($14.00 - $14.50/boe)	$625 - $645 million ($12.75 - $13.25/boe)
Royalties	12.5% - 13.5%	11.5% - 12.5%

1)	The revised total annual average production (boe/d) is comprised of ~87% Oil & NGLs and 13% Natural Gas
2)	Land expenditures and net property acquisitions and dispositions are not included. Revised development capital expenditures is allocated as follows: 87% drilling & development and 13% facilities & seismic
3)	Reflects Crescent Point's portion of its expected total budget

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow", "adjusted funds flow from operations", "adjusted funds flow from operations per share", "operating netback", "netback", "adjusted funds flow netback", "excess cash flow", "excess cash flow per share", "free cash flow" and "net debt to adjusted funds flow from operations". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow is equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Adjusted funds flow from operations per share is calculated as adjusted funds flow from operations divided by the number of weighted average diluted common shares outstanding. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. Management utilizes adjusted funds flow from operations and adjusted funds flow per share as a key measures to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net income or loss or other measures of financial performance calculated in accordance with IFRS.

Operating netback is calculated on a per boe basis as oil and gas sales (based on average price received), less royalties, operating and transportation expenses. Netback is equivalent to adjusted funds flow from operations netback. Adjusted funds flow from operations netback is calculated on a per boe basis as operating netback less net purchased products, realized derivative gains and losses, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items, excluding transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items. Operating netback and adjusted funds flow from operations netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Excess cash flow is calculated as free cash flow less dividends. Free cash flow is calculated as adjusted funds flow from operations less capital expenditures, payments on lease liability, asset retirement obligations and other cash items (excluding net acquisitions and dispositions). Excess cash flow per share is calculated as excess cash flow divided by the number of weighted average diluted shares outstanding. Management utilizes free cash flow and excess cash flow as key measures to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Notice to US Readers

The oil and natural gas reserves contained in this press release have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the "SEC") generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules), but permits the optional disclosure of "probable reserves" and "possible reserves" (each as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves and permits optional disclosure of "possible reserves", each as defined in NI 51-101. Accordingly, "proved reserves", "probable reserves" and "possible reserves" disclosed in this news release may not be comparable to US standards, and in this news release, Crescent Point has disclosed reserves designated as "proved plus probable reserves". Probable reserves are higher-risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. "Possible reserves" are higher risk than "probable reserves" and are generally believed to be less likely to be accurately estimated or recovered than "probable reserves". In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Moreover, Crescent Point has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.  Consequently, Crescent Point's reserve estimates and production volumes in this news release may not be comparable to those made by companies using United States reporting and disclosure standards. Further, the SEC rules are based on unescalated costs and forecasts. All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "expected unutilized credit capacity", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the expectation of greater than 10 years of high-return, low risk drilling inventory in the Assets; 2021 excess cash flow generation of approximately $375 to $600 million, at US$50/bbl to US$60/bbl WTI; pro-forma 2021 production guidance of approximately 134,000 boe/d; improved netback of over seven percent; leverage expectations of approximately 2.3 to 1.6 times adjusted funds flow at the end of 2021, at US$50/bbl to US$60/bbl WTI; expected benefits of the Acquisition including improved free cash flow generation, reduced financial leverage; enhanced ESG profile, and a significant depth of high-return drilling inventory creating additional optionality within the Company's capital allocation framework; that the Kaybob assets are low-risk; the Assets key attributes, including expected production of 30,000 boe/d, approximately 200 net internally identified drilling locations, lower expected future capital requirements, and excepted royalty rates and operating expenses; the Acquisition's expected closing timing; Shell's plans to bring a number of drilled and uncompleted wells on-stream prior to closing of the Acquisition and the corresponding expected production increases of the Assets in Q2 2021; Crescent Point's management plans for the assets and the corresponding decline rate and production; Shell's percentage ownership of Crescent Point common shares following the Acquisition; estimated acquisition metrics, including net operating income, operating netback, price per flowing boe and price per 2P reserves; estimated capital required to sustain the Assets' production of approximately 30,000 boe/d; that the Acquisition is accretive on all per share metrics and are expected to improve further on a debt-adjusted basis; the expectation that Crescent Point's excess cash flow per share is expected to double with adjusted funds flow per share increasing by over 25 percent, in the 12 month period following the closing of the Acquisition; the expectation that the Company's adjusted funds flow netback is expected to increase by over seven percent; the Company's expected pro-forma leverage ratio; Crescent Point's expected unutilized credit capacity on its current facilities following the Acquisition; the Company's continued prioritization of its balance sheet with the allocation of its excess cash flow and its expectation that it will remain active on potential acquisitions and dispositions as part of its focused asset strategy; the expectation that the acquisition further bolsters Crescent Point's ESG profile due to the low standing well count and minimal undiscounted uninflated asset retirement obligations of approximately $50 million associated with the Assets; the expectation that the Company's corporate emissions intensity will improve with the addition of the Assets; Crescent Point's revised annual guidance for 2021, including annual average production of 132,000 to 136,000 boe/d and development capital expenditures of $575 to $625 million, capitalized G&A of $35 million, reclamation activities of $15 million, capital lease payments of $20 million, annual operating expenses of $625 -$645 million (and associated boe amounts), and royalties of 11.5%-12.5%; the Company's revised budget including approximately $100 million of development capital expenditures expected to be directed to the newly acquired Kaybob Duvernay Assets, with the balance of its program remaining unchanged from prior guidance; on an annual pro-forma basis, Crescent Point's sustaining development capital expenditures to generate annual production that is in-line with, or exceeds, the current 2021 annual guidance range; the expectation of generating 2021 excess cash flow of approximately $375 to $600 million, at US$50/bbl to US$60/bbl WTI; and hedging expectations.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2019 under "Risk Factors", our Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended September 30, 2020 under "Risk Factors", "Commodity Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Guidance". The material assumptions are disclosed herein and in the Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Outlook" and are disclosed in the Management's Discussion and Analysis for the quarter ended September 30, 2020 under the headings "Commodity Derivatives", "Liquidity and Capital Resources", "COVID-19", "Critical Accounting Estimates", "Changes in Accounting Policy" and "Guidance". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of acquisitions and dispositions, including the Acquisition; failure to complete acquisitions and dispositions, including the Acquisition; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Reserves and Drilling Data

Where applicable, a barrels of oil equivalent ("boe") conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

This press release contains metrics commonly used in the oil and natural gas industry, including "netback", "recycle ratio" and "decline rate". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies and, therefore, should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this press release. Management uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare the Company's performance over time; however, such measures are not reliable indicators of the Company's future performance, which may not compare to the Company's performance in previous periods, and therefore should not be unduly relied upon.

Recycle ratio is calculated as operating netback divided by finding and development (F&D) costs. Management uses recycle ratio for its own performance measurements and to provide shareholders with measures to compare the Company's performance over time.

Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Decline rate is the reduction in the rate of production from one period to the next. This rate is usually expressed on an annual basis. Management uses decline rate to assess future productivity of the Company's assets.

Certain terms used herein but not defined are defined in National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), CSA Staff Notice 51-324 – Revised Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities ("CSA Staff Notice 51-324") and/or the COGE Handbook and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101, CSA Staff Notice 51-324 and the COGE Handbook, as the case may be.

For additional information regarding netbacks, see "Non-GAAP Financial Measures" in this press release.

The Company retained McDaniel to evaluate the reserves associated with the Assets and prepare the McDaniel Report on the Assets. The statement of reserves data and other oil and gas information set forth in this press release is dated February 11, 2021.  The effective date of the reserves information provided herein is December 31, 2020, unless otherwise indicated, and the preparation date is February 11, 2021, and McDaniel prepared the McDaniel Report in accordance with the standards contained in NI 51-101 and the COGE Handbook that were in effect at the relevant time. There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

The estimates for reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties due to the effects of aggregation. This press release contains estimates of the net present value of the Company's future net revenue from our reserves. Such amounts do not represent the fair market value of our reserves. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

NI 51-101 includes condensate within the product type of natural gas liquids. The Company has disclosed condensate separately from other natural gas liquids in this press release since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that presenting the two commodities separately provides a more accurate description of its operations and results therefrom. This press release discloses approximately 200 potential net drilling locations of which 36 are booked as proved plus probable. Proved plus probable locations consist of proposed drilling locations identified in the McDaniel Report that have proved and/or probable reserves, as applicable, attributed to them. The Company's ability to drill and develop these locations and the drilling locations on which the Company actually drills wells depends on a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, the net price received for commodities produced, regulatory approvals and regulatory changes.  As a result of these uncertainties, there can be no assurance that the potential future drilling locations that the Company has identified will ever will be drilled and, if drilled, that such locations will result in additional crude oil, natural gas or NGLs produced. As such, the Company's actual drilling activities may differ materially from those presently identified, which could adversely affect the company's business.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2021/17/c1738.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 17:01e 17-FEB-21